This filing is made pursuant to Rule 424(b)(3) under
The Securities Act of 1933 in connection with
Registration Statement No. 333-117225

PROSPECTUS

2,083,333 Shares
Taubman Centers, Inc.
Common Stock

_______________________________________________________

        All of the shares of Common Stock offered by this Prospectus are being offered by G. K. Las Vegas Limited Partnership, a California limited partnership (the “Selling Shareholder”). See “Selling Shareholder.” The Company will not receive any proceeds from the sale of these shares. Our shares of common stock are traded on the New York Stock Exchange under the symbol “TCO.” On July 7, 2004 the closing price of the common stock on the New York Stock Exchange was $23.24 per share.

        The Company is the managing general partner of The Taubman Realty Group Limited Partnership, also referred to in this Prospectus as TRG. The Company has made a continuous, irrevocable offer to certain holders of partnership units in TRG, including the Selling Shareholder, to exchange their partnership units in TRG for shares of the Company’s common stock. The Selling Shareholder acquired its units of Partnership Interest on May 2, 2003. Although as of the date of this Prospectus the Selling Shareholder has not indicated a present intent to sell the Company’s common stock that it would receive in exchange for their partnership units, the Company is required to register all of the shares that would be received as a result of any exchange. TRG will bear all costs of registering the shares.

        The Selling Shareholder may offer and sell the common stock from time to time at prevailing market prices or in privately negotiated transactions. The Selling Shareholder will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts will be negotiated before the sales. Brokers or dealers participating in any sale of common stock offered by the Selling Shareholder may act either as principals or agents, may use block trades to position and resell the shares and may be deemed “underwriters” under the Securities Act of 1933.

        INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. IN CONSIDERING WHETHER TO PURCHASE OUR COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER RISK FACTORS ON PAGE 2 OF THIS PROSPECTUS.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is July 29, 2004

Table Of Contents

Where You Can Find More Information	1
Incorporation Of Certain Documents By Reference	1
Forward-Looking Statements	1
The Company	2
Recent Developments	2
Risk Factors	2
Use of Proceeds	2
Selling Shareholder	2
Certain Provisions Of The Articles Of Incorporation And Bylaws	3
General	3
Description Of Common Stock	4
Staggered Board Of Directors	4
Number of Directors; Removal	5
Preferred Stock	5
Amendment of Articles of Incorporation and Bylaws	5
Ownership Limit	5
Transfer Agent	5
Transfer Restrictions, Restrictions On Ownership	5
Federal Income Tax Considerations	6
ERISA Considerations	7
Fiduciary Duties and Prohibited Transactions	7
Plan Assets	7
Plan of Distribution	8
Legal Matters	9
Experts	9

Where You Can Find More Information

        The Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any material that the Company has filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company files information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. In addition, our common stock is listed on the New York Stock Exchange, and our filings can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        This Prospectus is part of a registration statement filed with the SEC. The registration statement contains more than the information than this Prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC’s Public Reference Room listed above or from the SEC’s web site. Statements contained in this Prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved.

Incorporation Of Certain Documents By Reference

        The Company incorporates by reference the documents listed below (file number 1-11530) and any future filings the Company makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), before the termination of the offering of the shares made under this Prospectus. This means that the Company can disclose important information to you by referring you to these documents. The information incorporated by reference is considered to be part of this Prospectus, and information that the Company files later with the SEC will automatically update and supersede this information.

1.	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

2.	Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003;

3.	the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004; and

4.	the Company’s Current Report on Form 8-K dated June 10, 2004.

        Upon request, we will provide to you without charge a copy of any of the documents incorporated by reference in this Prospectus. You may ask for these copies in writing or orally by contacting Taubman Centers, Inc., 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48303-0200, Attention: Investor Relations, telephone: (248) 258-6800. In addition, copies of our SEC filings are accessible through our web site at www.taubman.com.

Forward-Looking Statements

        Statements in this Prospectus and the information incorporated by reference that are not historical factual statements are “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 (the “Securities Act”) and section 21E of the Exchange Act. These forward-looking statements represent the Company’s expectations or beliefs concerning future events, including the following: statements regarding future developments and joint ventures, rents and returns, statements regarding the continuation of historical trends and any statements regarding the sufficiency of the Company’s cash balances and cash generated from operating and financing activities for the Company’s future liquidity and capital resource needs. The Company cautions that although forward-looking statements reflect the Company’s good faith beliefs and best judgment based upon current information, these statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including those risks, uncertainties, and factors detailed from time to time in reports filed with the SEC, and in particular those set forth under the headings “General Risks of the Company” and “Environmental Matters” in the Company’s Annual Report on Form 10-K.

        Unless otherwise indicated or unless the context otherwise requires, all references in this Prospectus to “we,” “us,” “our” or “the Company” means Taubman Centers, Inc. and its subsidiaries.

The Company

        The Company, a real estate investment trust or REIT, is the managing general partner of TRG and owns a 60% partnership interest in TRG, the company through which it conducts all of its operations. TRG is a real estate company that owns, develops, acquires and operates regional shopping centers and interests therein. TRG currently owns 21 urban and suburban centers located in nine states. One new center is under construction in North Carolina and will open September 15, 2005. The centers comprising the TRG portfolio are also referred to as the Taubman Shopping Centers or simply, the Centers.

        The Company’s portfolio is concentrated in highly productive super-regional shopping centers. Of the 21 Centers at December 31, 2003, 20 had annual rent rolls of over $10 million. The Company believes that this level of productivity is indicative of the Centers’ strong competitive position and is, in significant part, attributable to the Company’s business strategy and philosophy. The Company believes that large shopping centers (including regional and especially super-regional shopping centers) are the least susceptible to direct competition because (among other reasons) anchors and large specialty retail stores do not find it economically attractive to open additional stores in the immediate vicinity of an existing location for fear of competing with themselves. In addition to the advantage of size, the Company believes that the Centers’ success can be attributed in part to their other physical characteristics, such as design, layout, and amenities.

        In addition to the Taubman Shopping Centers, TRG owns certain regional retail shopping center development projects and more than 99% of The Taubman Company LLC (the “Manager”), which manages all but three of the Taubman Shopping Centers and provides other services to TRG and the Company.

        The Company is incorporated in Michigan and its executive offices are located at 200 East Long Lake Road, Suite 300, P.O. Box 200, Bloomfield Hills, Michigan 48303-0200, Telephone: (248) 258-6800. The Company’s Internet address is http://www.taubman.com. The information on our website is not incorporated by reference into this Prospectus.

Recent Developments

        For a summary of recent developments, please refer to the Company’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2004, as filed with the SEC.

Risk Factors

        Investing in the Company’s stock involves risk. Please carefully consider the risks and uncertainties described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, under the Sections entitled “General Risks of the Company” and “Environmental Matters,” which information is incorporated by reference into this Prospectus.

Use of Proceeds

        The Company will not receive any proceeds from the sale of any shares by the Selling Shareholder. The Selling Shareholder will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholder for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Shareholder in disposing of the shares. TRG will pay all other costs, fees and expenses incurred in effecting the registration of the shares covered by this Prospectus.

Selling Shareholder

        The Company has made a continuing offer (the “Continuing Offer”) to certain partners in TRG to exchange their units of partnership interest in TRG (the “Units”) for shares of the Company’s common stock. All of the shares of common stock being offered under this Prospectus are being sold by the Selling Shareholder named below. The Selling Shareholder acquired its Units in connection with a Contribution Agreement dated May 2, 2003 by and between the Selling Shareholder and TRG (the “Contribution Agreement”) pursuant to which the Selling Shareholder made a $50 million contribution to TRG in exchange for 2,083,333 Series E Units of Partnership Interest (the “Series E Units”) at $24 per Series E Unit. Each Series E Unit may be exchanged for one share of Common Stock. Although the Selling Shareholder has not indicated a present intent to sell the Company’s common stock that it would receive in exchange for the Series E Units pursuant to the Continuing Offer, the Contribution Agreement requires the Company to register all of the shares that would be received as a result of any exchange for resale under the Securities Act.

        This registration does not necessarily mean that the Company will issue any shares of common stock or that the Selling Shareholder will exchange its Series E Units for common stock or subsequently offer or sell any of their shares.

        The following table sets forth, to our knowledge, certain information regarding the Selling Shareholder’s ownership of our common stock as of July 7, 2004. The table assumes that the Selling Shareholder is the beneficial owner of only those shares it has a right to acquire under the Company’s Continuing Offer, that the Selling Shareholder sells all shares it owns, and that the Selling Shareholder does not acquire any additional shares.

Name of Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to Offering (1)	Number of Shares Being Offered (1)
G.K. Las Vegas Limited Partnership	2,083,333	2,083,333

1.	The number of shares is based on the exchange rates under the Company’s Continuing Offer of one share of the Company’s common stock for each Series E Unit tendered.

Certain Provisions Of The Articles Of Incorporation And Bylaws

General

        The following description is a summary of the material provisions of the Company’s Second Amended and Restated Articles of Incorporation (our “Articles”) and the Company’s Bylaws (our “Bylaws”) as in effect on the date of this Prospectus.

        This description does not restate these agreements in their entirety. We urge you to read these agreements because they, and not this description, define your rights as holders of our securities. We have filed copies of these agreements as exhibits to or incorporated them by reference into the registration statement that includes this Prospectus.

        Our Articles currently authorize the issuance of up to 500 million shares, including 250 million shares of our common stock. As more fully described below, The Company also has authorized preferred stock and excess stock. As of July 7, 2004, the outstanding shares of stock of the Company were as follows:

o	48,008,562 shares of Common Stock;

o	8,000,000 shares of 8.30% Series A Cumulative Redeemable Preferred Stock;

o	29,855,737 shares of Series B Non-Participating Convertible Preferred Stock;

o	no shares of 9% Series C Cumulative Redeemable Preferred Stock;

o	no shares of 9% Series D Cumulative Redeemable Preferred Stock; and

o	no shares of 8.2% Series F Cumulative Redeemable Preferred Stock; and

o	no shares of Excess Stock.

        All of the authorized shares of the 9% Series C Cumulative Redeemable Preferred Stock, of the 9% Series D Cumulative Redeemable Preferred Stock, and the 8.2% Series F Cumulative Redeemable Preferred Stock, 2,000,000, 250,000, and 300,000 shares, respectively, have been reserved for issuance to certain holders of preferred equity in TRG upon exercise of their conversion rights. In addition, approximately 9,932,000 shares of our common stock have been reserved for issuance pursuant to the Company’s Continuing Offer.

        The authorized shares of our common stock and preferred stock in excess of those presently outstanding or specifically reserved are available for issuance at such times and for such purposes as our board of directors may deem advisable without further action by our shareholders, except as may be required by applicable laws or regulations, including stock exchange rules. These purposes may include stock dividends, stock splits, retirement of indebtedness, employee benefit programs, corporate business combinations, acquisitions of property or other corporate purposes. The authorized shares of our excess stock are available for issuance pursuant to our Articles and as may be necessary to preserve our qualification as a REIT under applicable tax laws. Because the holders of our common stock do not have preemptive rights, the issuance of common stock, other than on a pro rata basis to all current shareholders, would reduce the current shareholders’ proportionate interests. In any such event, however, shareholders wishing to maintain their interests may be able to do so through normal market purchases. Any future issuance of the Company’s common stock will be subject to the rights of holders of outstanding shares of its existing series of preferred stock and of any shares of preferred stock we may issue in the future. See also “Certain Provisions of the Articles of Incorporation and Bylaws — Preferred Stock.”

Description Of Common Stock

        Subject to any preferential rights granted to any existing or future series of preferred stock, all shares of common stock have equal rights to dividends payable to common shareholders as declared by our board of directors and in net assets available for distribution to common shareholders on liquidation, dissolution, or winding up of the Company, and each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of the shareholders. Holders of common stock do not have cumulative voting rights in the election of directors. All issued and outstanding shares of common stock are, and the common stock offered under this Prospectus will be upon issuance, validly issued, fully paid and nonassessable. As a holder of the common stock you do not have preference, conversion, exchange or preemptive rights.

        In addition to the holders of the common stock, the holders of the Company’s Series B Non-Participating Convertible Preferred Stock (the “Series B Stock”) are entitled to one vote per share on all matters submitted to a vote of the shareholders. The holders of Series B Stock (voting as a separate class) are entitled to nominate up to four individuals for election as directors of the Company. The number of individuals the holders of Series B Preferred Stock may nominate in any given year is reduced by the number of directors nominated by such holders in prior years whose terms are not expiring.

        Currently, a majority of the outstanding shares of common stock and Series B Stock (together with the common stock, the “Voting Stock”) is required for a quorum. Any action regarding shareholder approval (other than the election of directors) will be approved, upon the affirmative vote of holders of two-thirds of the outstanding shares of Voting Stock. Directors are elected by a plurality of the votes cast.

        The Company’s 8.30% Series A Cumulative Redeemable Preferred Stock does not entitle its holders to vote. Although the Company has authorized the issuance of shares of additional series of preferred stock (the 9% Series C Cumulative Redeemable Preferred Stock, the 9% Series D Cumulative Redeemable Preferred Stock, and the 8.2% Series F Cumulative Redeemable Preferred Stock) pursuant to the exercise of conversion rights granted to certain holders of preferred equity in TRG, at this time no such shares of preferred stock are outstanding. When issued, such shares of Series C, Series D, and Series F Preferred Stock will not entitle their respective holders to vote.

        The common stock is listed on the New York Stock Exchange under the ticker symbol “TCO.” We will apply to the New York Stock Exchange to list additional shares to be sold pursuant to any Prospectus supplement and we anticipate that any such additional shares will be listed.

Staggered Board Of Directors

        Under the Bylaws, the Company’s board of directors is divided into three classes of directors, with each class constituting approximately one-third of the total number of directors and with the classes serving staggered three-year terms. Our Articles provide that a majority of the Company’s directors must be “Independent,” as defined in the Articles. Generally, a director is Independent if he is neither an officer nor employee of the Company or its subsidiaries. The classification of the board of directors makes it more difficult for shareholders to change the composition of the board of directors because only a minority of the directors are elected at any one time. We believe, however, that the longer terms associated with the classified board of directors help to ensure continuity and stability of the Company’s management and policies.

        The classification provisions could also have the effect of discouraging a third party from accumulating a large block of the Company’s stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and some, or a majority, of its shareholders.

Number of Directors; Removal

        Our Articles provide that the number of directors will be fixed by our Bylaws. Our Bylaws currently provide for the Board of Directors to establish, from time to time, the size of the Board, however, the size cannot be reduced except upon the expiration of the term of one or more directors or the death, resignation or removal of a director. Currently the Board is comprised of 9 directors serving three-year staggered terms.

        Directors may be removed only upon the affirmative vote of two-thirds of the outstanding shares of capital stock entitled to vote.

Preferred Stock

        Our Articles authorize the board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights (including voting and conversion rights), and other terms of such series. We believe that the ability of the board of directors to issue one or more series of preferred stock provides the Company with increased flexibility in meeting corporate needs. The authorized shares of preferred stock, as well as unissued shares of common stock, are available for issuance without further action by the Company’s shareholders, except as may be required by applicable laws or regulations including stock exchange rules. Although our board of directors has no present intention to do so, they could issue a series of preferred stock that (because of its terms) could impede a merger, tender offer, or other transaction that some of the Company’s shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-prevailing market prices for their shares. In addition, preferred stock could be issued to dilute the percentage voting stock of a significant shareholder or be issued to a holder expected to vote in accordance with the recommendations of the Company’s management with respect to any shareholder proposal.

Amendment of Articles of Incorporation and Bylaws

        We may amend our Articles with the affirmative vote of two-thirds of the outstanding shares of capital stock entitled to vote. A majority of the board of directors may amend our Bylaws at any time, except as limited by statute and except for a bylaw that is adopted by the shareholders and that, by its terms, provides that it can be amended only by the shareholders. The shareholders can amend our Bylaws only upon the affirmative vote of two-thirds of the outstanding shares of capital stock entitled to vote.

Ownership Limit

        The Ownership Limits included in our Articles may discourage offers to acquire the Company and increase the difficulty of consummating any such acquisition. See “Transfer Restrictions, Restrictions on Ownership.”

Transfer Agent

        The transfer agent and registrar for our common stock is Mellon Investor Services, L.L.C.

Transfer Restrictions, Restrictions On Ownership

        Because the Company’s board of directors believes it is essential for the Company to continue to qualify as a REIT, our Articles and Bylaws contain restrictions on the ownership and transfer of our capital stock, which are intended to assist the Company in complying with these requirements.

        For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), not more than 50% in value of its outstanding stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. In addition, rent from Related Party Tenants (as defined below) is not qualifying income for purposes of the income tests under the Code.

        Under the Company’s Articles, in general, no shareholder may own more than 8.23% in value of the Company’s capital stock (the “General Ownership Limit”), except that the board of directors has the authority to allow a “Look Through Entity” to own up to 9.9% in value of the capital stock (the “Look Through Entity Limit”). A “Look Through Entity,” in general, is an entity (other than a qualified trust under section 401(a) of the Code, an entity that owns 10% or more of the equity of any tenant from which the Company or TRG receives or accrues rent from real property, or certain tax exempt entities described in our Articles) whose beneficial owners, rather than the entity, would be treated as owning the capital stock owned by such entity.

        Our Articles provide that if the transfer of any shares of capital stock or a change in the Company’s capital structure would cause any person (the “Purported Transferee”) to own capital stock in excess of the General Ownership Limit (which refers to 8.23% in value of the outstanding capital stock) or the Look Through Limit (which refers to 9.9% in value of the outstanding capital stock) or in excess of the applicable Existing Holder Limit (which is the greater of the fixed number of shares of capital stock and percentage in value of the outstanding capital stock applicable to the relevant Trust, as described above), then the transfer is void ab initio (the General Ownership Limit, the Look Through Limit, and the Existing Holder Limit are referred to collectively as the “Ownership Limits”). It is possible, however, that a transfer of capital stock in violation of one of the Ownership Limits could occur without the Company’s knowledge. Accordingly, our Articles provide that if notwithstanding the Ownership Limits, a transfer nevertheless occurs which causes a person to own in excess of any of the Ownership Limits, the shares in excess of such Ownership Limit automatically acquire the status of “Excess Stock.” Shares that have become Excess Stock continue to be issued and outstanding shares of common stock or preferred stock, as the case may be.

        A Purported Transferee of Excess Stock acquires no rights to those shares. Rather, all rights associated with the ownership of those shares (with the exception of the right to be reimbursed for the lower of the original purchase price of those shares or the amount received by the Designated Agent upon sale of the shares as described below) immediately vest in one or more charitable organizations designated from time to time by the Company’s board of directors (each, a “Designated Charity”). An agent designated from time to time by the board of directors (each, a “Designated Agent”) will act as attorney-in-fact for the Designated Charity to vote the shares of Excess Stock, to take delivery of the certificates evidencing the shares that have become Excess Stock and to receive distributions paid to the Purported Transferee with respect to those shares. The Designated Agent will sell the Excess Stock, and any increase in value of the Excess Stock between the date it became Excess Stock and the date of sale will inure to the benefit of the Designated Charity.

        A Purported Transferee must notify the Company of any transfer resulting in shares converting into Excess Stock, and provide other information regarding such person’s ownership of our capital stock as we request. In addition, any person holding 5% or more of the Company’s capital stock must provide us with information regarding their ownership.

        Under our Articles, only the Designated Agent has the right to vote shares of Excess Stock. However, our Articles also provide that votes cast with respect to certain irreversible corporate actions (e.g., a merger or sale of the Company) will not be invalidated if erroneously voted by the Purported Transferee. Our Articles also provide that a director is deemed to be a director for all purposes, notwithstanding a Purported Transferee’s unauthorized exercise of voting rights with respect to shares of Excess Stock in connection with such director’s election.

        The General Ownership Limit will not be automatically removed even if the REIT provisions are changed so as to no longer contain any ownership concentration limitation or if the concentration limitation is increased. In addition to preserving the Company’s status as a REIT, the effect of the General Ownership Limit is to prevent any person from acquiring unilateral control of the Company. Any change in the General Ownership Limit would require an amendment to the Articles. Currently, amendments to the Articles require the affirmative vote of holders owning not less than two-thirds of the outstanding capital stock entitled to vote.

        All certificates evidencing shares of capital stock bear or will bear a legend referring to the restrictions described above.

Federal Income Tax Considerations

        For a discussion of the material federal income tax consequences associated with an investment in the Common Stock, please see the discussion under the heading “Federal Income Tax Considerations” in our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2004 (the “8-K”), which is incorporated by reference into this Prospectus.

        EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF THE COMMON STOCK AND OF THE COMPANY’S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

ERISA Considerations

        The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the prohibited transaction provisions of Section 4975 of the Code that may be relevant to prospective investors. This discussion does not purport to deal with all aspects of ERISA or the Code that may be relevant to particular investors in light of their particular circumstances.

        A PROSPECTIVE INVESTOR THAT IS AN EMPLOYEE BENEFIT PLAN SUBJECT TO ERISA, A TAX QUALIFIED RETIREMENT PLAN, AN IRA OR A GOVERNMENTAL, CHURCH OR OTHER PLAN THAT IS EXEMPT FROM ERISA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER APPLICABLE PROVISIONS OF ERISA, THE CODE AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF THE COMMON STOCK BY SUCH PLAN OR IRA.

Fiduciary Duties and Prohibited Transactions

        A fiduciary of a pension, profit-sharing, retirement, or other employee benefit plan subject to ERISA (an “ERISA Plan”) should consider the fiduciary standards under ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment of any portion of the ERISA Plan’s assets in the Company’s common stock. In particular, such fiduciary should consider whether:

o	the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA;

o	the investment is in accordance with the documents and instruments governing the ERISA Plan as required by Section 404(a)(1)(D) of ERISA;

o	the investment is prudent under Section 404(a)(1)(B) of ERISA; and

o	the investment is solely in the interests of the ERISA Plan participants and beneficiaries and for the exclusive purpose of providing benefits to the ERISA Plan participants and beneficiaries and defraying reasonable administrative expenses of the ERISA Plan as required by Section 404(a)(1)(A) of ERISA.

        In addition to the imposition of fiduciary standards, ERISA and Section 4975 of the Code prohibit a wide range of transactions between an ERISA Plan, an IRA or certain other plans (collectively, a “Plan”) and persons who have certain specified relationships to the Plan (“parties in interest” within the meaning of ERISA and “disqualified persons” within the meaning of the Code). Thus, a Plan fiduciary or person making an investment decision for a Plan also should consider whether the acquisition or the continued holding of the Company’s common stock might constitute or give rise to a direct or indirect prohibited transaction.

Plan Assets

        The prohibited transaction rules of ERISA and the Code apply to transactions with a Plan and also to transactions with the “plan assets” of a Plan. The “plan assets” of a Plan include the Plan’s interest in an entity in which the Plan invests and, in certain circumstances, the assets of the entity in which the Plan holds such interest. The term “plan assets” is not specifically defined in ERISA or the Code, nor has it been interpreted definitively by the courts in litigation. On November 13, 1986, the United States Department of Labor, the governmental agency primarily responsible for administering ERISA, adopted a final regulation (the “DOL Regulation”) establishing the standards it will apply in determining whether an equity investment in an entity will cause the assets of such entity to constitute “plan assets.” The DOL Regulation applies for purposes of both ERISA and Section 4975 of the Code.

        Under the DOL Regulation, if a Plan acquires an equity interest in an entity, which equity interest is not a “publicly-offered security,” the Plan’s assets generally would include both the equity interest and an undivided interest in each of the entity’s underlying assets unless certain specified exceptions apply. The DOL Regulation defines a publicly-offered security as a security that is “widely held,” “freely transferable,” and either part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred). The shares of the Company’s common stock offered by this Prospectus are being sold in an offering registered under the Securities Act and are registered under Section 12(b) of the Exchange Act.

        The DOL Regulation provides that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A class of securities will not fail to be “widely held,” however, solely because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control. We believe that the Company’s common stock is “widely held” for purposes of the DOL Regulation.

        The DOL Regulation provides that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. The DOL Regulation further provides that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not affect, alone or in combination, the finding that such securities are freely transferable. We believe that the restrictions imposed under the Articles on the transfer of the Company’s common stock (see “Transfer Restrictions — Restrictions on Ownership) are limited to restrictions on transfer generally permitted under the DOL Regulation and are not likely to result in the failure of the common stock to be “freely transferable.” The DOL Regulation only establishes a presumption in favor of a finding of free transferability; therefore, we can not be certain that the Department of Labor and the Treasury Department would not reach a contrary conclusion with respect to the Common Stock. If any additional transfer restrictions are imposed on the transfer of the Company’s shares of common stock being sold by the Selling Shareholder, such restrictions will be discussed in the applicable Prospectus Supplement.

        We believe that the Company’s common stock is considered “widely held” and “freely transferable,” and based on such beliefs, that the common stock will be publicly-offered securities for purposes of the DOL Regulation and that the Company’s assets will not be deemed to be “plan assets” of any Plan that invests in the common stock.

Plan of Distribution

        The Selling Shareholder may offer and sell the common stock in one or more transactions on the New York Stock Exchange, in privately negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price will be determined by the Selling Shareholder, and it may be higher or lower than the market price of our common stock on the New York Stock Exchange. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholder or from purchasers of the offered shares for whom they may act as agents, and underwriters may sell the offered shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The offered shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the offered shares may be sold include:

o	block trades in which a broker-dealer attempts to sell the offered shares as agent but may position and resell a portionof the block as principal to facilitate the transaction;

o	purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

o	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

o	exchange distributions in accordance with the rules of the New York Stock Exchange;

o	privately negotiated transactions; and

o	underwritten transactions.

        The Selling Shareholder and any underwriters, dealers or agents participating in a distribution of the offered shares may be deemed to be underwriters within the meaning of the Securities Act, and any profit on the sale of the offered shares by the Selling Shareholder and any commissions received by any such dealers or agents may be deemed to be underwriting commissions under the Securities Act.

        TRG will pay all fees and expenses incident to the registration of the shares, and the Selling Shareholder will pay all commissions and discounts, if any, attributable to the sale of its shares.

Legal Matters

        The legality of the issuance of the shares of our common stock, as well as certain tax matters, have been passed upon for the Company by Miro Weiner & Kramer, 38500 Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304. Jeffrey H. Miro, a senior member of Miro Weiner & Kramer is Secretary of the Company.

Experts

        The financial statements of (i) the Company, and (ii) the Unconsolidated Joint Ventures of TRG and the related financial statement schedules incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

2,083,333 Shares

Taubman Centers, Inc.

Common Stock

_________________

        You should rely only on the information contained in this Prospectus and in the documents that we have referred you to. We have not authorized anyone to provide you with information different from that contained in this Prospectus. You should not assume that the information contained in this Prospectus is correct on any date after the date on the Prospectus, even though this Prospectus is delivered or shares are sold pursuant to this Prospectus on a later date.

        This Prospectus is not an offer to sell or a solicitation of an offer to buy any security other than the shares of common stock offered. This Prospectus is not an offer to sell or a solicitation to buy securities to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation.

July 29, 2004